SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

(Mark One)
[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission File Number: 001-32242

Domino's Pizza 401(k) Savings Plan

(Full title of the plan and the address of the plan, if different
from that of the issuer named below)

Domino's Pizza, Inc.

30 Frank Lloyd Wright Drive
Ann Arbor, Mi 48106
(Name of issuer of the securities held
pursuant to the plans and the address
of its principal executive offices)

(734) 930-3030
(Registrant's telephone number,
including area code)

Plante & Moran, PLLC
Suite 400
1000 Oakbrook Drive
Ann Arbor, MI 48104
Tel: 734.665.9494
Fax: 734.665.0664
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
Domino's Pizza 401(k) Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Domino's Pizza 401(k) Savings Plan as of December 31, 2007 and 2006 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2007 and 2006 and the changes in net assets for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of expressing an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Ann Arbor, Michigan
June 24, 2008

Domino's Pizza 401(k) Savings Plan

Statement of Net Assets Available for Plan Benefits

	December 31	
	2007	2006
Assets - Participant-directed investments		
Investments in mutual funds:		
Fidelity Puritan Fund	$ 7,535,934	$ 7,095,276
Fidelity Diversified International Fund	14,595,312	11,366,990
Fidelity Spartan U.S. Equity Index Fund	7,537,580	7,429,350
Growth Fund of America	27,937,310	26,447,796
Dreyfus Mid-Cap Index Fund	4,014,508	3,501,697
Laudus Rosenberg U.S. Small Capitalization Fund	2,827,181	3,296,851
PIMCO Total Return Administration Fund	3,263,792	2,873,008
Van Kampen Comstock A	17,369,150	19,706,233
Total investments in mutual funds	85,080,767	81,717,201
Participant loans	4,193,786	4,089,603
Investments in common/collective trust - Fidelity Managed Income Portfolio Fund - Fair Value	12,479,828	11,795,268
Investments in employer securities - Domino's Pizza Stock Fund	4,794,168	3,332,503
Total investments at fair value	106,548,549	100,934,575
Employer contributions receivable	-	119,170
Employee contributions receivable	-	233,800
Total assets	106,548,549	101,287,545
Accrued Liabilities	(2,447)	(33,922)
Net Assets Reflecting All Investments at Fair Value	106,546,102	101,253,623
Adjustments from Fair Value to Contract Value for Fully Benefit-responsive Investment Contracts	135,624	118,551
Net Assets Available for Plan Benefits	**$ 106,681,726**	**$ 101,372,174**

See Notes to Financial Statements.

Domino's Pizza 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits
Year Ended December 31, 2007

Additions	
Investment income:	
Interest and dividends	$ 7,125,275
Net appreciation (depreciation) in fair value of:	
Common/Collective trust fund	529,153
Mutual funds	567,454
Employer securities	(2,993,402)
Total investment income	5,228,480
Contributions:	
Employee	7,635,927
Employer	4,009,814
Rollover	1,137,283
Total contributions	12,783,024
Total additions	18,011,504
Deductions	
Participant withdrawals	(12,671,190)
Administrative expenses	(30,762)
Total deductions	(12,701,952)
Net Increase in Net Assets Available for Plan Benefits	5,309,552
Net Assets Available for Plan Benefits - Beginning of year	101,372,174
Net Assets Available for Plan Benefits - End of year	**$ 106,681,726**

See Notes to Financial Statements.

Note 1 - Description of Plan

General - The Domino's Pizza 401(k) Savings Plan (the "Plan") is a defined contribution plan for the benefit of certain employees of Domino's Pizza LLC and its subsidiaries (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Plan agreement for a complete description of the Plan's provisions. Fidelity Management Trust Company (the "Trustee" and the "Plan Administrator") administers and invests the assets of the Plan and the income therefrom for the benefit of the Plan's participants.

Eligibility - A person may become a participant in the Plan on the first day he or she meets the following requirements:

1. The person is employed by the Company or an affiliated company which has adopted the Plan for the person's job classifications and/or location,

2. The person has completed at least 1,000 hours of service,

3. The person is not employed in a bargaining unit covered by a collective bargaining agreement unless it provides for Plan coverage of bargaining unit members,

4. The person has attained age 21, and

5. The person is a citizen or resident of the United States.

Contributions - Prior to July 1, 2005 eligible employees could make elective contributions up to 15 percent of eligible wages, as defined in the plan agreement, not to exceed the maximum amount allowed annually under the provisions of the Internal Revenue Code (the "Code"). The Plan limited each participant's contribution to four percent of the participant's eligible wages if the participant was highly compensated as defined by the Code. The Company matched 50 percent of employee contributions up to six percent of eligible wages.

Effective July 1, 2005, the Plan was amended allowing all eligible employees to make elective contributions up to 50 percent of eligible wages, as defined in the plan agreement, not to exceed the maximum amount allowed annually under the provisions of the Code.

Effective January 1, 2006, the Plan document was amended to conform to the safe-harbor provisions of Section 401(k)(12) of the Internal Revenue Code.

Effective January 1, 2006, the Plan was amended changing the Company's matching contribution to provide a matching contribution in the amount of 100 percent of the first three percent of each employee's elective deferrals and 50 percent of the next two percent of each employee's elective deferrals.

Note 1 - Description of Plan (Continued)

Beginning February 1, 2006, the Company's matching contribution was changed to be made in Domino's Pizza, Inc. common stock. In addition, on that same day, employees were no longer able to make additional investments in the Domino's Pizza Stock Fund.

The Company may also make discretionary contributions, including profit-sharing contributions, to the Plan. There were no discretionary contributions made by the Company during the years ended December 31, 2007 and 2006.

Vesting - Participants' contributions, the Company's matching contributions, and income earned are immediately fully vested. A participant is 100 percent vested in discretionary profit-sharing contributions after seven years of continuous service. Effective January 1, 2007, the Plan was amended changing to a five-year vesting schedule for discretionary profit-sharing contributions.

Forfeitures - Forfeitures are created when participants terminate employment before becoming entitled to their full benefits under the Plan. Any forfeited amounts may be used to reduce future Company contributions and administrative expenses. As of December 31, 2007 and 2006, the Plan had outstanding forfeitures of $31,951 and $18,901, respectively, available to reduce future Company contributions.

Participant Accounts - Each participant's account is credited with the participant's voluntary contributions, the participant's specific fund earnings, an allocation of the Company's matching and discretionary contributions, and Plan administrative expenses. Allocations are based on account balances or compensation, as defined in the plan agreement.

Investment Options - All contributions are invested by the Trustee as directed by the participant among any of the investment options offered by the Plan.

Payment of Plan Benefits - Distribution of plan benefits begins when the earliest of the following have occurred: (1) within 60 days of the close of the Plan year in which the participant attains age 70½ or (2) the participant terminates service with the Company. In-service participants may begin to make withdrawals at age 59½.

Plan benefits are distributed in the form of either a series of payments or a lump-sum payment as elected by the participant.

Participant Withdrawals - Participants may withdraw funds from their accounts if the Plan Administrator determines that a withdrawal is necessary to avoid certain financial hardships, as permitted under the Code, or for any reason after reaching age 59½.

Plan Termination - The Company has the right to amend, modify, terminate, withdraw from, or suspend contributions to the Plan at any time under the provisions of ERISA. In the event of termination or suspension of Company contributions, all participant accounts become fully vested and are distributed to the participants in accordance with the plan agreement. The Company has not expressed any intent to terminate the Plan.

Note 1 - Description of Plan (Continued)

Loans to Participants - The Plan Sponsor may direct the Trustee to make a loan to a participant upon application. A loan may not be less than $1,000 and may not exceed the lesser of 50 percent of the vested portion of the participant's total account balance or $50,000. The plan administrator establishes the terms of the loan agreement. Loans must be repaid within five years. Interest on loans, which ranges from five percent to 9.25 percent as of December 31, 2007, is included in interest/dividends income in the accompanying statement of changes in net assets available for plan benefits.

New Accounting Pronouncement - In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, "*Fair Value Measurements*," ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principals, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of the provisions of SFAS 157 on the Plan's financial statements.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting - Accounting records are maintained by the Trustee on a cash basis. All significant adjustments have been made to place the accompanying financial statements on the accrual basis of accounting.

The Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, requires the Statement of Net Assets Available for Plan Benefits to present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Investment Valuation - Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Shares of common/collective trusts are valued at the contract value of shares held by the Plan at year end. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common / collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Shares of employer securities are valued based on quoted prices at year end. The participant loans are valued at their outstanding balances, which approximate fair value.

The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation in the current value of investments, which consists of realized gains and losses and unrealized appreciation on those investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Note 2 - Summary of Significant Accounting Policies (Continued)

Benefit Payments - Benefits are recorded when paid.

Market Sensitivity - The Plan provides for investments in various investment options that are, in general, exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

Plan Administrative Expenses - Expenses attributable to investments earmarked to a participant's account and fees associated with specific participant transactions, including loan application fees, are charged to that account to the extent specified by the Plan Administrator. Various administrative costs are paid by the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 3 - Tax Status

The Plan obtained its latest tax determination letter dated August 7, 2002, applicable for amendments adopted through February 14, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been subsequently amended and, in the opinion of the Plan Administrator, the amended Plan is currently designed and being operated in compliance with the applicable requirements of the Code.

Note 4 - Party-in-interest Transactions

The Company, the participants, and the Trustee have all been identified as parties-in-interest. The Plan invests in shares of mutual funds and a common/collective trust fund managed by the Trustee. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Participant loans receivable also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Certain administrative expenses of the Plan, including salaries, are paid by the Company and qualify as party-in-interest transactions.

Note 5 - Differences Between Financial Statements and Form 5500

The differences between the amounts presented on pages 2 and 3 of these financial statements and the related Form 5500 filed with the Department of Labor are attributable to adjustments made by the Plan Administrator to conform the financial statements to the accrual basis of accounting for employer and employee contributions receivable and the related contribution amounts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts on the statement of changes in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for plan benefits per the financial statements	$ 106,681,726	$ 101,372,174
Employer contributions receivable	-	(119,170)
Employee contributions receivable	-	(233,800)
Adjustment to fair value for Fidelity Managed Income Portfolio Fund	(135,624)	(118,551)
Net assets available for plan benefits per Form 5500	$ 106,546,102	$ 100,900,653

The following is a reconciliation of employer and employee contributions per the financial statements for the year ended December 31, 2007 to Form 5500:

Total contributions per the financial statements	$ 12,783,024
Add:	
2006 Employer contributions receivable	119,170
2006 Employee contributions receivable	233,800
Total contributions per Form 5500	$ 13,135,994

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2007 to Form 5500:

Total investment income per financial statements	$ 5,228,480
Adjustment to fair value for Fidelity Managed Income Portfolio Fund	(17,073)
Total investment income per Form 5500	$ 5,211,407

Domino's Pizza 401(k) Savings Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN - 38-3495003, Plan No. 004
December 31, 2007

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
	Mutual funds:		
Fidelity Investments*	Fidelity Puritan Fund	**	$ 7,535,934
Fidelity Investments*	Fidelity Diversified International Fund	**	14,595,312
Fidelity Investments*	Fidelity Spartan U.S. Equity Index Fund	**	7,537,580
PIMCO Funds	PIMCO Total Return Administration Fund	**	3,263,792
Dreyfus Funds	Dreyfus Mid-Cap Index Fund	**	4,014,508
American Funds	Growth Fund of America	**	27,937,310
Laudus Funds	Laudus Rosenberg U.S. Small Capitalization Fu	**	2,827,181
Van Kampen Funds	Van Kampen Comstock A	**	17,369,150
Fidelity Investments*	Common/Collective trust - Fidelity Managed Income Portfolio Fund	**	12,479,828
Fidelity Investments*	Employer securities - Domino's Pizza Stock Fund	**	4,794,168
Participant loans*	Interest rates ranging from five percent to 9.25 percent	**	4,193,786
	Total investments		**$ 106,548,549**

* Party-in-interest
** Historical cost information is not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Domino's Pizza 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINO'S PIZZA 401(K) SAVINGS PLAN
(Name of Plan)

Date: June 26, 2008

Wendy A. Beck
Chief Financial Officer
Domino's Pizza, Inc.

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT

Exhibit 23

Consent of Independent Registered Public Accounting Firm

To the Board of Directors
Domino's Pizza 401(k) Savings Plan

We consent to the incorporation by reference in the registration statement (Nos. 333-118486, 333-121830, and 333-121923) on Form S-8 of our report dated June 24, 2008 appearing in the Annual Report on Form 11-K of Domino's Pizza 401(k) Savings Plan for the year ended December 31, 2007.

Plante & Moran, PLLC

Ann Arbor, Michigan
June 24, 2008

United States Securities
and Exchange Commission
450 Fifth Street, NW.
Washington D.C. 20549

June 26, 2008

Enclosed please find four complete copies (one manually signed) of the Annual Report on Form 11-K for the Domino's Pizza 401(K) Savings Plan. Please contact me with any questions or concerns at (734) 930 – 3205.

Thank you,

Jeffrey D. Lawrence
Vice President and Corporate Controller
Domino's Pizza

END